SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of November, 2002

OF CHILE, BANK
(Translation of Registrant’s name into English)

CHILE
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a free translation from it’s original in Spanish, of a letter filed by Banco de Chile (the “Bank”) with the Superintendency of Banks and Financial Institutions, dated November 26, 2002, informing the execution of Addendum N° 2 to Agreement N° 26,622 with Empresa Nacional de Telecomunicaciones S.A.

Santiago, November 26, 2002

Mr. Enrique Marshall Rivera
Superintendent of Banks
and Financial Institutions

Mr. Superintendent:

According to articles 9° and 10° of the Securities Law Nº 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions (the “Superintendency”), I inform as an essential fact that on November 22, 2002, Banco de Chile and Empresa Nacional de Telecomunicaciones S.A. executed Addendum N° 2 to Agreement N° 26,622 regarding data transmission, services of private telephone communications and other additional services for regional and metropolitan branches.

Said Addendum amended the Agreement dated September 1st, 2001 executed by Banco de A. Edwards, today Banco de Chile and Empresa Nacional de Telecomunicaciones S.A. amending the description of services and amount of fees according to the new requirements and structure of Banco de Chile, after it’s merger with Banco de A. Edwards.

Sincerely yours,

Pablo Granifo Lavín
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2002

Banco de Chile

/s/ Pablo Granifo L.
By:	Pablo Granifo Lavin General Manger